SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                              Chastain Capital Corporation
                                (Name of Issuer)

                 Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   161697107
                                 (CUSIP Number)

                                 August 16, 1999
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 161697107

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 0
Number of
Shares
Beneficially   6.   Shared Voting Power:  500,600 (1)(2)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 0
Person
With
               8.   Shared Dispositive Power:  500,600 (1)(2)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

	500,600 (1)(2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 6.8%

12.  Type of Reporting Person: PN

--------------

(1) Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

(2) Includes 500,600 shares purchased by HBK Finance L.P. HBK Investments L.P. has shared voting and dispositive power over these shares pursuant to an Amended and Restated Management Agreement.


CUSIP No. 161697107

1.   Name of Reporting Person:

     HBK Finance L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 0
Number of
Shares
Beneficially   6.   Shared Voting Power:  500,600 (1)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 0
Person
With
               8.   Shared Dispositive Power: 500,600 (1)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     500,600

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 6.8%

12.  Type of Reporting Person: BD

--------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C. Power is shared with HBK Investments, L.P. pursuant to an Amended and Restated Management Agreement.

Item 1(a).     Name of Issuer.

     The name of the issuer is Chastain Capital Corporation (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 3424 Peachtree Road NE, Suite 800, Atlanta, Georgia 30326.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments") and HBK Finance L.P., a Delaware limited partnership ("Finance") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and Harlan B. Korenvaes, a member of Management, who may control Management ("Manager"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The principal business office for each of the Item 2 Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This statement relates to the Common Stock, par value $.01 per share (the "Stock") of the Issuer.

Item 2(e).     CUSIP Number.

     The CUSIP number of the Shares is  161697107.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

     (b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) / / An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

     (f) / /  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g) / /  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to section 240.13d-1(c), check this box /X/.

Item 4.   Ownership.

     (a) - (b)

     Reporting Person

     Pursuant to an Amended and Restated Management Agreement with Fund and Capital, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 500,600 shares of the Stock held by Finance, which constitutes approximately 6.8% of the outstanding shares of the Stock.

     Pursuant to Rule 13d-3(a), Finance is the beneficial owner of 500,600 shares of the Stock, which constitutes approximately 6.8% of the outstanding shares of the Stock.

     Controlling Persons

     Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 500,600 shares of the Stock, which constitutes approximately 6.8% of the outstanding shares of the Stock.

     Each of (1) Fund, as sole general partner of Finance, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 500,600 shares of the Stock, which constitutes approximately 6.8% of the outstanding shares of the Stock.

     Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Manager, as the controlling person of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 500,600 shares of the Stock, which constitutes approximately 6.8% of the outstanding shares of the Stock.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)
     Reporting Persons

     Pursuant to an Amended and Restated Management Agreement with Fund and Capital, and acting through its general partner, Partners II, Investments has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 500,600 shares of the Stock held by Finance.

     Finance has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 500,600 shares of the Stock.

     Controlling Persons

     Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 500,600 shares of the Stock.

     Acting through its general partner, Capital, and in its capacity as the general partner of Finance, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 500,600 shares of the Stock.

     Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 500,600 shares of the Stock.

     Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 500,600 shares of the Stock.

     In its capacity as the general partner of Partners I and Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 500,600 shares of the Stock.

     Managers

     In his capacity as a controlling person of Management, the Manager has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 500,600 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     August 24, 1999



                              HBK INVESTMENTS L.P.


                              By:  /s/ H. Michael Reese
                                   H. Michael Reese (1)



                              HBK FINANCE L.P.


                              By:  /s/ H. Michael Reese
                                   H. Michael Reese (2)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. is filed herewith as Exhibit A.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. is filed herewith as Exhibit B.

                                                                    Exhibit A

                             HBK INVESTMENTS L.P.

                           AUTHORIZATION CERTIFICATE

     Reference is made to that certain Amended and Restated Agreement of Limited Partnership of HBK Investments L.P., a Delaware limited partnership (the "Partnership"), dated as of January 1, 1996 (the "Agreement"). All capitalized terms which are not defined herein shall have the meanings set forth in the Agreement.

     The undersigned, being the sole General Partner in the Partnership, pursuant to Section 7.1 of the Agreement, does hereby authorize Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard
L. Booth, Jr., David C. Haley, Jamiel A. Akhtar, and H. Michael Reese to act for and on behalf of the Partnership and to execute such documents, make such filings, seek such approvals and take such actions as may be necessary or advisable in order to carry out the purposes of the Partnership.

     IN WITNESS WHEREOF, the undersigned has executed this Authorization Certificate as of the 25th day of August, 1999.


                                      GENERAL PARTNER

                                      HBK Partners II L.P.,
                                      a Delaware limited partnership


                                      By:  HBK Management LLC,
                                           a Delaware limited liability
                                           company, its sole general partner


                                           By:  /s/ Harlan B. Korenvaes
                                                Harlan B. Korenvaes
                                                President


                                                                  Exhibit B

                             HBK FINANCE L.P.

                           AUTHORIZATION CERTIFICATE

     Reference is made to that certain Amended and Restated Agreement of Limited Partnership of HBK Finance L.P., a Delaware limited partnership (the "Partnership"), dated as of January 6, 1994 (the "Agreement"). All capitalized terms which are not defined herein shall have the meanings set forth in the Agreement.

     The undersigned, being the sole General Partner in the Partnership, pursuant to Section 8 of the Agreement, does hereby authorize Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard
L. Booth, Jr., David C. Haley, Jamiel A. Akhtar, and H. Michael Reese to act for and on behalf of the Partnership and to execute such documents, make such filings, seek such approvals and take such actions as may be necessary or advisable in order to carry out the purposes of the Partnership.

     IN WITNESS WHEREOF, the undersigned has executed this Authorization Certificate as of the 25th day of August, 1999.


                            GENERAL PARTNER

                            HBK Fund L.P.,
                            a Delaware limited partnership

                            By:  HBK Capital L.P.,
                                 a Delaware limited partnership,
                                 its sole general partner

                                 By:  HBK Partners I L.P.,
                                      a Delaware limited partnership,
                                      its sole general partner


                                      By:  HBK Management LLC,
                                           a Delaware limited liability
                                           company, its sole general partner


                                           By:  /s/ Harlan B. Korenvaes
                                                Harlan B. Korenvaes
                                                President